Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  September 4, 2003
                                  For more information: +31 75 659 57 20

General Meeting of Shareholders
The Hague, Thursday, September 4, 2003
Address by Henny de Ruiter, Chairman of the Ahold Supervisory Board

(Unofficial English translation)
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Ladies and Gentlemen, this meeting has been convened in these still extraordinarily difficult circumstances to update you to the best of our abilities on the current state of affairs at Ahold.

Moreover, and I say this with the risk of being repetitive, striving for maximum transparency has been our objective throughout.

If we sometimes cannot be as open as we would like, it is due to circumstances that we unfortunately cannot always influence and that we - like you - regret. Let there be no misunderstanding about this.

As you know - and I would like to emphasize the point here - the first priority of the Supervisory Board, and certainly also for myself, was to safeguard the continuity of Ahold. Even in its most difficult moments, this company has not been rudderless for one day.

I would like to say here that my sincere respect goes out to all associates who have, without distraction, continued doing their jobs in these challenging times.

The future has been addressed with the nomination of a new CEO and a new CFO and your opinion on our proposals will be requested shortly. You are also aware that we plan to nominate Mr. Peter Wakkie as Chief Corporate Governance Counsel, a new position that emphasizes how much importance we attach to an excellent relationship with you, our shareholders, and with all our other stakeholders.

Ahold's current priority, as you hopefully know, is to be able to present the audited consolidated 2002 financial statements. We are working hard to get this done. Very hard.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.0. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

During the last meeting, I detailed the measures that had been taken in that respect to date. It goes without saying that we haven't sat still since then. We have made large steps forward.

Key to these efforts are the forensic accounting investigations announced earlier, which were conducted at a large number of our operating units.

And I would like to briefly discuss this point. I would like to indicate how much work is involved in reviewing and appropriately responding to the findings of the investigations as well as the other issues identified during the audit process, and why that is taking so long. Because therein lies the reason for the delay in the publication of the 2002 financial statements.

The investigations identified approximately 750 items for review. Ahold is following up on each of these. The nature of these items is very diverse. They vary from simple documentation issues to clear accounting irregularities. Of these 750 items, almost 300 have to do with administrative procedures and internal control weaknesses. These items will be followed up on, although not necessarily all in the process of finalizing the 2002 accounts.

Currently a special Task Force is in the process of following up on all of the findings of the investigations.

As far as the irregularities are concerned, let me give an example.

After the announcement of the irregularities at U.S. Foodservice, it was of the greatest importance for Ahold to determine precisely what had occurred there. Specifically, at issue was gaining a true insight into so-called "promotional allowances".

I would like to explain this term briefly. "Promotional allowances" are rebates that companies receive from vendors.

These promotional allowances form a large part of U.S. Foodservice's earnings - which is also the case with comparable companies.

These promotional allowances had to be checked and that means that in very many cases it had to be verified what the conditions were U.S. Foodservice had to comply with in order to receive certain rebates.

In addition, all those cases had to be examined to ascertain to what extent the rebates had been received on the basis of underlying agreements. Finally, in each of these cases, it was verified if and when the rebate was received. And all that over a three-year period.

This meant reviewing thousands of book entries and other data, requiring the cooperation of hundreds of suppliers. I would like to point out, but most of you know this already, that U.S. Foodservice is a very large company with billions of dollars in sales, about three times the size of Albert Heijn.

In order to examine the Ahold group more fully, forensic investigations at 18 other Ahold operating units and at corporate headquarters were conducted. We have issued press releases with respect to price sensitive issues discovered during the forensic investigations.

As a result of the accounting irregularities at U.S. Foodservice and certain other operating companies, we could no longer rely on some of our accounting records and we had to reconstruct or validate part of our bookkeeping. This is very time-consuming work and made more difficult because a number of executives and accounting personnel who were probably directly involved in the irregularities are no longer with the company.

In addition to the findings of accounting irregularities, the forensic accountants also identified a large number of accounting issues and questions.

A large number of issues have also come up during the ongoing audit by the company's auditors Deloitte & Touche, some of which as a result of the investigations.

Every single accounting item has been discussed with the forensic accountants and Deloitte & Touche, and in the end, each item has been followed up.

In order to address many of these items, factual information has to be collected from the respective operating companies and often various company specialists have to be called on. Conference calls between corporate headquarters, the operating company in question and the accountants are a daily occurrence.

This is an ongoing daily process, seven days a week, and often more than 20 hours a day.

I would add that due to the circumstances in which Ahold finds itself, research into each of these items is very intensive and comprehensive. As long as this time-consuming process has not been completed, audited 2002 financial statements cannot be delivered.

I am delighted to inform you, however, that this exercise is sufficiently far along to have the expectation that we will be able to make the new September 30 deadline.

We apologize for the fact that it was impossible to make the earlier August 15 deadline, despite the efforts of all involved to achieve this goal.

As Johan Cruyff once said: "every disadvantage has its advantage". The process is taking a long time. But the fact that the company has been reviewed so carefully and thoroughly helps us to face the future with confidence.

Deferral of the audited financial statements has resulted, however, in a very long period of time between the general meeting of May and the Annual General Meeting of Shareholders at which we will present our audited 2002 financial statements. That is why we have decided to convene this meeting here today.

The Dutch Association of Securities Owners (VEB), with whom we have conducted a constructive dialogue in recent months, was one of the parties that indicated the need for explaining the delay. We understand your need for information and clarification.

I hope that I have now been able to sufficiently explain why the publication of our financial statements has been delayed. Moreover, we have a number of other issues that we would like to discuss with you during this meeting.

As you might know, a press release went out this morning announcing certain financial information for Albert Heijn and Stop & Shop. Please bear in mind that these figures are still unaudited because the auditor's opinion is only expressed with regard to the consolidated financial statements as a whole and this opinion is not given until the very last item has been audited.

These are the figures, subject to any required audit adjustments, that will appear in Ahold's 2002 annual report and in the Form 20-F that will be filed with the U.S. SEC.

You are aware that Albert Heijn and Stop & Shop financials were provided earlier to the syndicate of banks that extended the credit facility. These were so-called "statutory" accounts and not the figures that have been published today and which are meant for consolidation purposes.

Why have the banks been provided with different figures than we have published today?

Albert Heijn and Stop & Shop are the two operating companies that are borrowers under the credit facility. In order to be able to assess the financial position of these borrowers, the banks need the figures of these legal entities, as if they were fully independent. The banks receive these figures under the strictest confidentiality. They are not authorized to use this information for any other purpose - not even within their own organization - other than for purposes of their position as credit provider.

You, as shareholder of Koninklijke Ahold N.V., in order to assess the financial position of Koninklijke Ahold as a whole, need the figures for the entire group, in other words: the consolidated figures. In that context we are required to make available information on relevant segments of the company. Albert Heijn and Stop & Shop are two of those segments. The information we have published today is the segment information that, subject to any required audit adjustments, will be published in the annual report and the Form 20-F.

I am also pleased that Anders Moberg will today reveal certain elements of the course he has set for Ahold going forward.

In our May meeting, Mr. Moberg requested sufficient time to draw up and present a detailed strategic direction for the company. Although the period he requested is not yet over, he would like to take advantage of this occasion to share some points of departure with you here today.

I can well imagine that you are interested in what he has to say.

That is why I would now like to proceed with the agenda. I therefore propose we now move on to the next item on the agenda.

Ahold Corporate Communications: +31.75.659.57.20

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Certain statements in this presentation are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include the statement as to the expected date of completion of the fiscal year 2002 financial statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements, including the timing of completion of the audit. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this presentation. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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